UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HEWLETT PACKARD ENTERPRISE COMPANY
(Exact name of the registrant as specified in its charter)

DELAWARE	001-37483	47-3298624
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

1701 EAST MOSSY OAKS ROAD, SPRING, TX	77389

(Address of principal executive offices)	(Zip Code)
Rishi Varma Senior Vice President, General Counsel and Corporate Secretary 678-259-9860
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 — Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
HPE Company Overview
We are a global technology leader focused on developing intelligent solutions that allow customers to capture, analyze and act upon data seamlessly from edge to cloud. We enable customers to accelerate business outcomes by driving new business models, creating new customer and employee experiences, and increasing operational efficiency today and into the future. Our customers range from small- and medium-sized businesses to large global enterprises and governmental entities.Our legacy dates back to a partnership founded in 1939 by William R. Hewlett and David Packard, and we strive every day to uphold and enhance that legacy through our dedication to providing innovative technological solutions to our customers.

Unless otherwise specified or unless the context otherwise requires, references to “we,” “us,” or “our” refer to HPE and its consolidated subsidiaries. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD. References to our websites and information available through these websites are not incorporated by reference into this Conflict Minerals Disclosure and Report.
Our Responsible Minerals Program
HPE is committed to the responsible sourcing of minerals used in its products and expects its suppliers to conduct their worldwide operations in a socially and environmentally responsible and sustainable manner, pursuant to HPE’s Supply Chain Social and Environmental Responsibility Policy1 and HPE’s General Specification for the Environment.2 Both policies contain a section on the responsible sourcing of minerals.
We firmly believe that all people are entitled to basic freedoms and standards of treatment, and we embed respect for internationally recognized human rights within our Responsible Minerals Program. We commit to align our approach with the United Nations Guiding Principles on Business and Human Rights, as described in HPE’s Global Human Rights Policy.3 Likewise, we expect our suppliers to uphold and respect human rights, guided by best practice set out in these standards.
As outlined in HPE’s Supply Chain Responsibility: Our Approach guide,4 HPE takes a systematic approach to sensing, understanding, and addressing risk. We re-examine and refine our program each year in light of our experience and emerging best practices.
HPE has been recognized as an industry leader for the company’s efforts to advance the use of responsibly sourced minerals. In February 2021, partly in recognition of HPE’s focus on the responsible sourcing of minerals, the Thomson Reuters Foundation awarded HPE the Stop Slavery Award for the second time in five years. Our goal is to improve the transparency of mineral sourcing within our supply chain, while striving to ensure that the tin, tantalum, tungsten, and gold used in our products have not benefited armed groups in the Democratic Republic of the Congo (“DRC”) and the DRC adjoining countries (collectively, the “Covered Countries”). Ultimately, we aim to improve conditions in and around mining communities in the Covered Countries and other Conflict-Affected and High-Risk Areas identified by the presence of armed conflict, widespread violence, or other human rights abuses. Because we believe it is important to avoid the economic and humanitarian impacts associated with an embargo of a particular
1 HPE’s Supply Chain Social and Environmental Responsibility Policy is available at https://www.hpe.com/h20195/v2/Getdocument.aspx?docname=c04797673.
2 HPE’s General Specification for the Environment is available at https://www.hpe.com/h20195/v2/Getdocument.aspx?docname=c04862211&ENW.
3 HPE’s Global Human Rights Policy is available at https://h20195.www2.hpe.com/V2/getpdf.aspx/A00001847ENW.pdf.
4 HPE’s Supply Chain Responsibility – Our approach is available at https://www.hpe.com/us/en/collaterals/collateral.a00001852enw.HPE-supply-chain-responsibility-E2-80-93-Our-approach-solution-guide.html?rpv=cpf&parentPage=/us/en/about/human-progress/supply-chain-responsibility.

region, we continue to source – and do not prohibit our suppliers from sourcing – from the Covered Countries and other Conflict-Affected and High-Risk Areas.
Conflict Minerals Disclosure
Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2021 products originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like HPE must obtain and review sourcing information on the entities reported to provide conflict minerals contained in or necessary to the functionality or production (collectively, “necessary conflict minerals”) of our products in the form of gold or the derivatives tin, tantalum, or tungsten (collectively, “3TG”). We asked our direct suppliers to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. HPE’s supplier social and environmental responsibility requirements, which include responsible minerals due diligence and reporting obligations, are incorporated into contracts with direct suppliers. HPE engages in ongoing supplier outreach, education, and communications, addressing in particular the substance of our responsible minerals policies, and our expectations and objectives with respect to responsible sourcing.
Our RCOI included:
•reaching out to 105 of our direct suppliers to inquire whether they are direct suppliers of materials, parts, components, or products containing necessary conflict minerals (“3TG Direct Suppliers”);
•confirming that 91 of the direct suppliers are 3TG Direct Suppliers;
•requiring that 3TG Direct Suppliers use the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “CMRT”) to collect and provide information from their supply chains to identify the entities recognized by RMI to be smelters, refiners, recyclers, or scrap processors of 3TG (“3TG facilities”); and, in relation to smelters and refiners (“SORs”), asking our direct suppliers to collect and provide available information on the origin of necessary conflict minerals;
•engaging in regular communication – through email and over the phone – with 3TG Direct Suppliers regarding their CMRTs and addressing questions as necessary;
•analyzing 3TG Direct Suppliers’ submissions for completeness and consistency, including sub-tier supplier response rate and adoption of a conflict or responsible sourcing of minerals policy;
•specifying any deficiencies or feedback for our 3TG Direct Suppliers to address in their submissions;
•providing further training, resources, and education, as necessary, to support 3TG Direct Suppliers in improving the quality and completeness of their CMRT;
•obtaining acceptable responses from 3TG Direct Suppliers estimated to represent more than 99% of our 2021 spend with such suppliers;
•based on the information provided by our 3TG Direct Suppliers, identifying 332 operational 3TG facilities that may process the necessary conflict minerals contained in the products provided to us;
•encouraging 3TG facilities to participate in RMI’s Responsible Minerals Assurance Processes audit program or a similar OECD-aligned, independent assessment program such as the Responsible Jewellery Council’s Chain-of-Custody and Code of Practices Program, or the London Bullion Market Association’s Responsible Gold Programme when our 3TG Direct Suppliers report any not-yet-participating SORs in their CMRTs;
•reviewing any information available through our membership in RMI on countries of origin or recycled and scrap sourcing for the 3TG facilities; and
•engaging an external expert to directly engage with 3TG facilities and review other publicly available information to further assist us in evaluating whether or not certain 3TG facilities may have sourced from the Covered Countries or may source only conflict minerals from recycled or scrap sources.

For 2021, we have determined with respect to our products containing necessary conflict minerals, that we know or have reason to believe that some of the necessary conflict minerals from 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources.
Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from these 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2021 will be publicly available electronically for a period of one year at www.hpe.com/info/conflictminerals.
Item 1.02     Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2021 is filed as Exhibit 1.01 hereto.
Section 2 — Exhibits
Item 2.01    Exhibits
Exhibit 1.01     Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEWLETT PACKARD ENTERPRISE COMPANY

Dated: May 31, 2022	By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	Senior Vice President,
General Counsel and Corporate Secretary